UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               EDG CAPITAL, INC.
                               -----------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    26831802
                                    --------
                                 (CUSIP Number)

                    Ruskin, Moscou, Evans & Faltischek, P.C.
                     170 Old Country Road, Mineola, NY 11501
                  Attention: Nancy L. Lanis, Esq. 516-663-6575
                  --------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 January 2, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------------------------------
            CUSIP No. 26831802                                                     Page       2         of         4       Pages
                                                                                        ---------------    ---------------
-----------------------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Crown Cove Associates, LLC

----------- -----------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) []
                                                                                                                   (b) []

----------- -----------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY


----------- -----------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not applicable.
----------- -----------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
            []

----------- -----------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
----------------------- ---------- ------------------------------------------------------------------------------------------------
      NUMBER OF             7      SOLE VOTING POWER

       SHARES                      None.
                        -----------------------------------------------------------------------------------------------------------
    BENEFICIALLY            8      SHARED VOTING POWER

      OWNED BY                     None.
                        -----------------------------------------------------------------------------------------------------------
        EACH                9      SOLE DISPOSITIVE POWER

     REPORTING                     None.
                        -----------------------------------------------------------------------------------------------------------
      PERSON               10      SHARED DISPOSITIVE POWER

       WITH                        None.
------------ ----------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             None.
------------ ----------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                          []

------------ ----------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             None.
------------ ----------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             00
------------ ----------------------------------------------------------------------------------------------------------------------
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.
-------  --------------------

         Common Stock, $.001 par value
         EDG Capital, Inc.
         700 Stewart Avenue
         Garden City, New York   11530



Item 2.  Identity and Background.
-------  ------------------------

         Crown Cove Associates, LLC
         990 Stewart Avenue
         Garden City, New York  11530



Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

         Not applicable.



Item 4.  Purpose of Transaction.
-------  -----------------------

(a)      Not applicable.
(b)      Not applicable.
(c)      Not applicable.
(d)      Not applicable.
(e)      Not applicable.
(f)      Not applicable.
(g)      Not applicable
(h)      Not applicable.
(i)      Not applicable.
(j)      Not applicable.



Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

(a)      None.
(b)      None.
(c) On January 2, 2001, Crown Cove Associates, LLC dissolved and pursuant to liquidation distributed the shares of EDG Capital, Inc. held by it among its former members as set forth on Schedule A. As a result, none of such individuals shall own a beneficial interest of 5% or more of the issuer's outstanding securities.
(d)      None.
(e)      January 2, 2001.



Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         Not applicable.



Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

         1.       Articles of Dissolution of Crown Cove Associates, LLC.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED:   January 2, 2001

                           CROWN COVE ASSOCIATES, LLC

                           By: /s/ Paul Cayea
                               --------------
                               Paul Cayea, Managing Officer, on behalf of
                               Crown Cove Associates, LLC

                                   SCHEDULE A



      Name                                           Number of Shares
      ----                                           ----------------

Paul D. Cayea, M.D.                                      107,751

Roger S. Baim, M.D.                                      107,751

Robert V. Blake, M.D.                                    107,749

Harold Chiat, M.D.                                       107,749

Heywood Y. Epstein, M.D.                                 107,749

David Faegenburg, M.D.                                   107,751

Mark Kashen, M.D.                                        107,749

Stephen Rush, M.D.                                       107,749

Raymond L. Saperstein, M.D.                              107,749

Bruce I. Saxe, M.D.                                      107,749

William J. Wortman, M.D.                                 107,749

Joseph L. Zito, M.D.                                     107,749

Daniel Benjamin, M.D.                                     26,937

Annette Marinaccio, C.P.A.                                26,937

                                 New York State
                               Department of State
                     Division of Corporation, State Records
                           and Uniform Commercial Code
                             Albany, New York 12231


                             ARTICLES OF DISSOLUTION

                                       OF

                           CROWN COVE ASSOCIATES, LLC
                           --------------------------
               (Insert name of Domestic Limited Liability Company)

             Under Section 705 of the Limited Liability Company Law


FIRST:  The name of the limited liability company is: Crown Cove Associates, LLC

If the name of the limited liability company has been changed, the name under which it was organized is:-----------------------.

SECOND:  The date of filing of the articles of organization is:  11/21/97.

THIRD: (Please see ss.701 of the Limited Liability Company Law) The event giving rise to the filing of the articles of dissolution is: a vote of a majority in interest of the members.




                           X /s/ Nancy F. Lanis
                             ----------------------
                             (Signature)


                             Nancy F. Lanis, Esq.
                             -------------------
                             (Type or print name)



                             Attorney-in-fact
                             ----------------
                             (Title or capacity of signer)


DOS-1366 (7/99)

                             ARTICLES OF DISSOLUTION

                                       OF

                           CROWN COVE ASSOCIATES, LLC
                           --------------------------
               (Insert name of Domestic Limited Liability Company)

             Under Section 705 of the Limited Liability Company Law


Filed by:  Nancy F. Lanis, Esq.
           ---------------------
           (Name)

           170 Old Country Road
           --------------------
           (Mailing address)

            Mineola, New York 11501
            -----------------------
           (City, State and Zip Code



NOTE: This form was prepared by the New York State Department of State for filing a certificate of dissolution for a domestic limited liability company. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal supply stores. The Department of State recommends that legal documents be prepared under the guidance of an attorney. The certificate must be submitted with a $60 filing fee made payable to the Department of State.


(For office use only.)


DOS-1366 (7/99)